R. Randall Wang Partner Direct: 314-259-2149 rrwang@bryancave.com

September 9, 2004

VIA HAND DELIVERY

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Attn: Mr. Pradip Bhaumik

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 (Commission File No. 333-118142)
Television Broadcast

Dear Mr. Bhaumik:

On behalf of Build-A-Bear Workshop, Inc., a Delaware corporation (the “Company”), please find enclosed: (1) a CD containing the excerpt from the Oprah television show, which, as we mentioned, was being rebroadcast today and (2) an unofficial transcript of that show.

The Company does not believe this rebroadcast should pose any concerns for the following reasons:

•	The Oprah producers initiated contact with the Company to request its appearance in early February, 2004

•	The show was recorded on February 18, 2004 and broadcast on February 25, 2004;

•	The Company had previously considered an initial public offering in mid-2002; those efforts were stopped in light of market conditions and other factors. While the Company had sporadic discussions with investment banks about a possible offering over the following years, it also considered other strategic alternatives. Management did not again engage in serious consideration of a possible initial public offering until early March, 2004, the Board did not seriously consider such an offering until May 2004, at which point significant steps towards a possible IPO then began, and an organization meeting did not take place until June 2004.

Securities and Exchange Commission
September 9, 2004

•	The Company understands that the decision to rebroadcast the television show was made by the show’s production company. The Company had no input into that decision, and only learned about the broadcast by viewing the schedule of shows on Oprah’s website.

•	As you will see, the program focuses almost exclusively on the customer experience and, in this regard, is analogous to traditional advertising. The host does mention prior fiscal year sales, which are repeated by the CEO at the beginning of the excerpt, but we believe the focus is simply on the success of the product, rather than the Company, and is not designed to condition the market for the Company’s securities. This is consistent with the fact that the Company’s revenues increased significantly in the several weeks following the initial broadcast, which the Company believes is primarily attributable to the broadcast.

If you should have any questions, please do not hesitate to call.

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

Enclosure

cc:	Barry Erdos Tina Klocke Dorrie Krueger

[ENCLOSURES INTENTIONALLY OMITTED AND FURNISHED
SUPPLEMENTALLY TO THE STAFF OF THE SEC]